UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Blueprint Medicines Corporation

(Name of Subject Company (Issuer))

ROTHKO MERGER SUB, INC.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

09627Y109

(Cusip Number of Class of Securities)

Roy Papatheodorou

Executive Vice President, General Counsel, Head of Legal Ethics & Business Integrity

Sanofi

46, avenue de la Grande Armée, 75017

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Sachin Kohli, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 1,465,193.42	Filing Party: Sanofi, Aventis Inc. and Rothko Merger Sub, Inc.

Form or Registration No.: Schedule TO-T (File No. 005-88827)	Date Filed: June 17, 2025

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) Rothko Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of SANOFI, a French société anonyme (“Parent”), (ii) Parent, and (iii) Aventis Inc., a Pennsylvania corporation and wholly owned subsidiary of Parent and direct parent of Purchaser (“Aventis”) on June 17, 2025 (together with any amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (each a “Share” and collectively, “Shares”), of Blueprint Medicines Corporation, a Delaware corporation (the “Company”), for $129.00 per Share in cash, without interest (the “Cash Offer Price”) and subject to any withholding of taxes required by applicable legal requirements, plus one (1) non-transferable contractual contingent value right (each, a “CVR”) per Share, representing the right to receive contingent payments of up to an aggregate amount of $6.00 per Share in cash, without interest, upon the achievement of one or both of the milestones on or prior to the expiration of the applicable milestone period set forth in the CVR Agreement to be entered into with a Rights Agent mutually agreeable to Aventis and the Company (the CVR, together with the Cash Offer Price, or any other amount paid pursuant to the Offer to the extent permitted under the Merger Agreement, the “Offer Consideration”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)

The second paragraph of the subsection entitled “Antitrust Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by deleting the second paragraph and adding the following paragraph:

“Under the HSR Act, the purchase of Shares may not be completed until the expiration of a 30-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The waiting period under the HSR Act expired, effective July 9, 2025 at 11:59 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer and the Merger under the HSR Act shall have expired or been terminated has been satisfied.”

(2)

The subsection entitled “Austria Merger Control Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by deleting the last sentence of the paragraph and adding the following sentence at the end of the paragraph:

“The expiry of the statutory (Phase I) waiting period occurred on July 8, 2025 (24:00 Central European Time).”

(3)	The subsection entitled “Germany Merger Control Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” is deleted and is amended and supplemented by adding the following paragraph:

“Under part I chapter VII of the Act against Restraints of Competition (“ARC”), certain acquisitions, including the Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information has been furnished for review by the Federal Cartel Office (“FCO”) and either the FCO has declared clearance of the transaction or certain waiting periods have expired. The parties submitted a notification to the FCO on June 10, 2025. German merger control clearance was received on June 30, 2025.”

(4)

The subsection entitled “Italy Foreign Direct Investment Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by deleting the last two sentences of the paragraph and adding the following sentence at the end of the paragraph:

“The parties submitted a notification on June 9, 2025. On June 25, 2025, the Presidency of the Council of Ministers in Italy confirmed that the Merger does not fall within the scope of Law Decree No. 21/2012.”

(5)	Section 16 — “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following to the end of such Section after the subsection captioned “State Takeover Laws”:

“Legal Proceedings Relating to the Tender Offer. Between June 24, 2025 and July 10, 2025, two complaints were filed in the Supreme Court of the State of New York, County of New York (“Sup. Ct. N.Y. Cnty.”) by purported stockholders of the Company: Williams v. Blueprint Medicines Corp., et al., No. 653805/2025 (Sup. Ct. N.Y. Cnty., filed June 24, 2025); and Phillips v. Blueprint Medicines Corp., et al., No. 653820/2025 (Sup. Ct. N.Y. Cnty., filed June 25, 2025) (collectively, the “Merger Actions”). The Merger Actions name the Company and the members of the board of directors of the Company as defendants. The Merger Actions generally allege that the Schedule 14D-9 is materially incomplete and misleading by allegedly failing to disclose purportedly material information, and assert claims for negligent misrepresentation and concealment, and negligence under New York law against the Company and the Company Board. The Merger Actions seek, among other things, an injunction enjoining the consummation of the Transactions, rescission of the Transactions if consummated, costs of the action, including attorneys’ fees and experts’ fees and expenses, an award of damages, and any other relief the court may deem just and proper. In addition, between June 18, 2025 and July 10, 2025, twelve purported stockholders of the Company sent demand letters requesting that the Company supplement the disclosures contained in the Schedule 14D-9. If additional similar demand letters are received or complaints are filed, absent new or different allegations that are material, Purchaser, Parent or the Company will not necessarily announce such additional filings.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2025

Rothko Merger Sub, Inc.

By:	/s/ Michael J. Tolpa
Name: Michael J. Tolpa
Title: President

SANOFI

By:	/s/ Roy Papatheodorou
Name: Roy Papatheodorou
Title: Executive Vice President, General Counsel

Aventis Inc.

By:	/s/ Jamie Haney
Name: Jamie Haney
Title: Vice President, General Counsel, Secretary